

Mail Stop 3720

June 9, 2009

VIA U.S. MAIL AND FAX (770) 447-4397
Mr. Gary Shell
Chief Financial Officer
EMS Technologies
660 Engineering Drive
Norcross, GA 30092

      RE: **EMS Technologies, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2008
             Filed March 16, 2009
             File No. 0-6072

Dear Mr. Shell:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Backlog, page 11

1. Please separately disclose the funded and unfunded values of backlog orders. Refer to Item 101(c)(1) (viii) of Regulation S-K. Additionally, please provide these backlog disclosures for each of your business segments in your MD&A.

Revenue Recognition, page 26

Revenue Recognition, page 35

2. We note your disclosure on page 26 that when the estimated manufacturing cost-at-completion exceeds the contract value, the contract is written down to its net realizable value, and the loss resulting from cost overruns is immediately recognized. Please clarify the disclosure to define net realizable value. We note your letter dated June 17, 2005 addressed to the staff states that "cumulative sales recognized cannot exceed the contract price less the estimated cost-to-complete."

Revenue recognition, page 35

3. Refer to the second sentence of the second paragraph. Please clarify the disclosure to state that this policy relates to contracts where the estimated cost- to- complete plus total costs incurred to date do not exceed total (funded) contract value.

Item 9A. Controls and Procedures, page 43

4. We note your disclosure regarding management's assessment of your internal control over financial reporting. In future filings, please revise to clearly disclose the conclusions of management regarding your internal control over financial reporting. See Item 308(a)(3) of Regulation S-K.

Notes to Consolidated Financial Statements
4. Inventories, page 69

5. Please provide the inventory information under long-term contracts as required under Rule 5-02(6)(d) of Regulation S-X.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K
Compensation Discussion and Analysis, page 10

6. On pages 11 and 12 of your definitive proxy statement, you disclose the types of division-level performance measures the compensation committee used for determining performance-based annual incentive compensation. In future filings, please disclose the threshold levels that must be reached for payment to each named executive officer. Disclose the extent to which the performance targets were achieved. See Item 402(b)(2)(v) of Regulation S-K. If you believe such disclosure would result in competitive harm such that the information could be omitted under Instruction 4 to Item 402(b), please provide in your response letter a detailed explanation for such conclusion. Then, in your future filings, to the extent that you have a sufficient basis to keep the information confidential, expand your discussion as to how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels. See Instruction 4 to Item 402(b). Note that

general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm. For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Form 10-Q for the Quarterly Period Ended March 31, 2009

2. Business Combinations, page 8
Communications and Tracking, page 20

7. We note that you acquired Formation, Inc. and Satamatics Global Limited for $101.2 million. Please provide us with the calculations under Rule 3-05 of Regulation S-X to support your conclusion that the audited and pro forma financial statements are not required to be filed for each acquisition.

*　*　*　*

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;
· staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Scott G. Hodgdon, Attorney-Advisor, at (202) 551-3273, Paul Fischer, Attorney-Advisor, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director